United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

        RE: ICT Technologies, Inc.

Dear Sir:

     Transmitted herewith please find the Form 10-SB for the above referenced registrant. A hard copy will be provided to the staff examiner assigned to this file upon request. Please address all questions to the undersigned at my offices located at 130 William St., Suite 807, New York, NY 10038 or at (212) 349-0124.

Very truly yours,

/s/Jay Hait
Jay Hait

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                             ICT TECHNOLOGIES, INC.
              -----------------------------------------------------
             (Exact name of Registrant as specified in its charter)


             DELAWARE                                    13-4070586
 -------------------------------------    -------------------------------------
   (State or other jurisdiction of                    (IRS  Employer
   Incorporation  or  Organization)                Identification  No.)


              122 EAST 42ND STREET, 17TH FLOOR, NEW YORK, NY 10168
          ------------------------------------------------------------
                    (Address of Principal Executive offices)


Issuer's  Telephone  Number:  (212) 515-1085
                               ---------------


        Securities to be registered pursuant to section 12(b) of the Act:
        -----------------------------------------------------------------

                                      None

        Securities to be registered pursuant to section 12(g) of the Act:
        -----------------------------------------------------------------

                           Common Stock, no par value
                                (Title of Class)

DOCUMENTS  INCORPORATED  BY  REFERENCE:  See  the Exhibit Index attached hereto.

                               TABLE OF CONTENTS


PART  I                                                                     Page

Item  1.     Description  of  Business                                         4

Item  2.     Management's Discussion and Analysis or Plan of
             Operation                                                         9

Item  3.     Description  of  Property                                        11

Item  4.     Security Ownership of Certain Beneficial Owners
             and  Management                                                  11

Item  5.     Directors,  Executive  Officers, Promoters and
             Control  Persons                                                 12

Item  6.     Executive  Compensation                                          13

Item  7.     Certain Relationships and Related Transactions                   13

Item  8.     Description  of  Securities                                      14





Item  11.     Description  of  Securities                                     23


PART  II


Item  1.     Market Price for Common  Equity  and  Other Shareholder Matters  15

Item  3.     Changes  in  and  Disagreements  with  Accountants               16

Item  4.     Recent  Sales  of  Unregistered  Securities                      16

Item  5.     Indemnification  of  Directors  and  Officers                    16




PART  F/S    Financial  Statements                                            17


PART  III

Item  1.     Index  to  Exhibits                                              18

     This Registration Statement contains forward-looking statements which involve risks and uncertainties. When used in this Registration Statement, the words "believes," "anticipates," "expects" and other such similar expressions are intended to identify such forward-looking statements. Actual results of the Company (as defined below) may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1. - Description of Business - Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     An investment in ICT Technologies, Inc. (the "Company") is highly speculative and involves a high degree of risk. Prospective investors should consider the risk factors involved in an investment in the Company, including the following: (a) that the Company is a development stage company that has a limited operating history, (b) the Company has not generated a profit, (c) there is intense competition in the industry in which the Company operates and (d) the uncertainty of future funding. Prospective investors should carefully read each section of this registration statement which contain these and other risk factors.

PART  I.
--------

ITEM  1.     DESCRIPTION  OF  BUSINESS

ORGANIZATION  AND  CHARTER

     ICT Technologies, Inc., (the "Company") was formed under the laws of Delaware on May 27, 1999 and is authorized to issue 10,000,000 shares of common stock, $0.001 par value each. The Company was formed to reorganize the business affairs and the domicile of ICT Technologies, Inc., a corporation formed under the laws of New York on February 8, 1994, ("ICT NY"). The Company has a 15% equity position in the Frank Lettau Galleries, Inc., a Staten Island, New York art dealer and desires to expand the relationship and buy and sell investment grade art and antiques for its own account. A copy of the Certificate of Incorporation is attached hereto and incorporated herein by reference.


BUSINESS OF THE COMPANY

     ICT TECHNOLOGIES, Inc. (the "Company") was incorporated on February 8, 1994 under the laws of the state of New York. The Company's principal offices are located at 1749 East 24th Street, Brooklyn, New York, 11229. Initially, the Company intended to enter the market for computer hardware and software, and to conduct research, development and, if such development is successful, commence production of an optical archive record storage system, a liquid crystal display visor for use in multimedia and virtual reality systems and software and computer adapter boards. The Company abandoned this pursuit and shortly thereafter attempted to enter the stem cell storage business which also proved infeasible. The Company entered its present business during 1995, and owns a 15% equity interest in Frank Lettau Galleries, located at 67 Monroe Avenue, Staten Island, New York, as well as owning certain works of art directly.

         The Company considers New York City to be the capital of the art world, and based upon that assumption made an investment in Frank Lettau Galleries ('FLG'), located at 67 Monroe Ave., Staten island, New York. FLG's operating space is a large warehouse from which FLG has contracted with various New York City galleries to get art on consignment. FLG has represented hundreds of pieces of art from many sellers and galleries. FLG was founded by Frank Lettau, who has been in the art and frame business for twenty five years, and has owned or managed galleries in Manhattan and Rochester, New York, and Charleston, South Carolina.

         Based on its experience with FLG, The Company intends to concentrate on making sales and copies of art in the wholesale and / or retail framing and art market. The Company intends to operate or purchase equity positions in operators of fine art galleries in key vacation or upscale communities. The Company would also like to entered into a licensing agreements with third parties to make lithographic reprints of art the Company owns for resale. The Company would also like to enter into contracts with living artists. The purpose of these contracts would be for the artists create artworks on an exclusive basis for the Company. The Company would then sell and distributes original works and publish limited edition reproductions of certain works. Once a number of artists have signed on, the Company believes that it will be one of the focuses of the Company to review constantly and evaluate art and artists that will fit the marketing profile consistent with the Company's growth at that point. In addition, the Company is planning to implement a program whereby the Company will work with entrepreneurs in establishing and operating galleries, or converting frame-shops into galleries, in order to increase the Company's equity positions. The Company anticipates that this program will not only provide fee income through the sales of individual operations, but will also increase the retail and profit capabilities of the Company as a whole. The Company intends to utilize direct marketing methods including direct mail, radio, infomercials and 60-second television spots, provided that it is able to borrow or raise additional capital.

         The Company intends to attempt to obtain the exclusive rights to publish contemporary artists thereby growing its gallery and art holdings and building a reputation in the fine art business which will enable it to engage in expansion through the acquisition of equity positions in other art framing shops and galleries, either for stock or raised or borrowed capital. The company's long term goal is to develop a national chain of galleries to sell fine artwork and provide high-quality art framing services while taking advantage of the economies of scale through regional framing centers.

          The Company intends to develop a "cyber gallery". The gallery is intended to provide an opportunity for the Company to sell art work it hopes to be able to publish as well as consigned art work.

         The Company plans to publish the art work of new or unknown artists it finds, place them under exclusive contract, publish their works through prints or similar reproductive media, and to make a profit from the increased recognition of and demand for these artists' works. The Company envisions a typical project would involve signing an exclusive contract with an artist, printing an art work in an edition of approximately two thousand prints, and retailing the prints at approximately $150 per print. As the artist becomes more recognized, the price of the prints would increase, along with profits to us. During this fiscal year, the Company hopes to search for and to identify potential artists and to publish their art works. As of the date of this Registration Statement, the Company is not negotiating any rights to publish art works.

         The Company anticipates that in the fiscal year ending December 31, 2000, its annual working capital requirements will be met through officer loans. The company is seeking working capital for its expansion plans. Its expansion plans include the acquisition of art galleries, creation and expansion of a "cyber gallery" web site and contracting of artists under exclusive distribution agreements. However, there can be no assurances that working capital can be obtained or, if obtained, that it will be of a sufficient quantity to meet the company's immediate needs or that it will be on reasonable terms.

COMPETITION

         Fine art retailing is an intensely competitive industry and the Company competes with a number of competitors at competitive prices. No single competitor dominates the market, which is made up of numerous small boutique art houses and galleries.

         The primary markets that the company plans to enter into in 2000 and 2001 are the U.S. Northeast and the Mid-Atlantic. The Company plans to ultimately convert art framing retail outlets into a chain of fine art gallery space and art framing sales offices with all art framing operations to be performed in regional framing centers to be located throughout the country. By moving all framing operations to regional framing centers, the Company believes it will realize substantial economies of scale while providing its customers with consistent high-quality framing services. The Company further believes that by combining the art framing business with the fine art gallery business, the Company will increase the exposure of its individual artists while providing its customers with exceptional artwork and consistent high-quality framing services at reasonable prices.


         It is not clear whether the Company's concept will prove to be successful and whether the Company can develop this concept into a chain of galleries.

         At the present time, the Company expects to be an insignificant participant among art galleries. There are a number of established galleries, virtually all of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's combined extremely limited financial resources and limited management availability, the Company believes that it will continue to be at a significant competitive disadvantage compared to its competitors. There can be no guarantee that the Company will ever generate substantial revenues or ever be profitable.

EMPLOYEES

The Company employs two part time officers.

TRADE NAMES

     The Company plans to file for Trademark applications for use in the Company's business, but has not yet done so. However, in the event the Company cannot protect its marks or does not have suitable protection for its marks, the business of the Company may be adversely affected.

FACILITIES

     The Company occupies about one hundred square feet of office space in the offices of its President, Joshua Shainberg, at 122 East 42nd Street, 17th Floor, New York, NY 10168. The Company pays no rent for use of this space.


RISK FACTORS

Limited Operating History; Lack of Profitability.

     The Company was organized on February 8, 1994, has extremely limited resources and has had no revenues. The Company's activities to date have consisted of acquiring a minority interest in Frank Lettau Galleries, Inc. ("FLG"), in 1995. The Company's operations are subject to all the risks inherent in the establishment and operation of a new business enterprise. The Company has not achieved profitability.

     The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of growth, which include, but are not limited to, limited access to capital, competing against companies with strong brand names and better capitalization, and hiring and retaining qualified personnel. To address these risks, the Company must, among other things, maintain and increase its customer base, maintain and develop relationships with suppliers and distributors, implement and successfully execute its business and marketing strategies, continue to develop and expand its product line, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Trading Market.

     The common stock of the Company presently trades sporadically on the OTC Pink Sheets and was recently removed from the OTC Bulletin Board market because it did not timely become reporting Under the Securities Act of 1934 and reaches the stage of no comments with the staff of the United States Securities and Exchange Commission with respect to this filing. If delisted from the Bulletin Board, the Company would trade in the Pink Sheets, but it should be anticipated that in the event that trading commences in the Pink Sheets, there would be even less liquidity than is presently available. Presently, there is only a limited market for the Common Shares of the corporation and there is no assurance that such a market will continue. Thus, holders of the Company's common stock may have difficulty in selling their shares in the event they desire to do so. (See "Description of Securities.")


Need for Additional Financing.

     Since the Company has failed to produce a profit and has negative cash flow, any future acquisitions of art or equity in art galleries will probably require the Company to raise additional capital. There can be no assurance that the Company will be able to raise additional funds when needed, or if funds are available, on terms acceptable to the Company. Further, the cash requirements of the Company have been met by its President. If the President fails to continue to supply such cash, the Company would be adversely affected.

Business Dependent Upon Key Employee.

     The business of the Company is specialized. The continued employment of Joshua Shainberg is critical to the Company's art business. There can be no assurance that the Company will be able to retain Mr. Shainberg or other equally qualified individuals to run the affairs of the Company. (See "Management") In the event that the services Mr. Shainberg are not available to the Company the Company will be materially and adversely affected. See "Business of the Company".

Competition.

     Management is aware of many companies conducting businesses similar to the business of the Company. These Companies have substantially greater capital resources, larger staffs and more sophisticated facilities than the Company. There can be no assurance that the Company will be able to compete successfully against this competition or that other companies will not enter the Company's markets and that they will be more successful than the Company. (See "Business of the Company - Competition.")

No Cumulative Voting - Control by Present Shareholders.

     The Company's certificate of incorporation does not provide for cumulative voting. The present shareholders own approximately 96.7% of the issued and outstanding Shares and are able to elect all the directors. More specifically, Joshua Shainberg, the President of the Company, controls the election of all directors and thus the Company. (See "Principal Shareholders" and "Description of Securities.")

Dividends.

     No dividends have been paid on the Shares and the Company does not anticipate the payment of cash dividends in the foreseeable future. If the operations of the Company become profitable, it is anticipated that, for the foreseeable future, any income received therefrom would be devoted to the Company's future operations and that cash dividends would not be paid to the Company's shareholders. (See "Business - Dividend Policy.")

Management Experience.

     Joshua Shainberg is the originator of the Company's business concept and has run the Company since inception. Since this business is relatively new, the experience of management is a critical component in the potential success of the business. (See "Management.")

Investments in Art.

     The Company has invested its limited funds in an equity interest in an art gallery. Art as a commodity is subject to the possibility of a decline in its value, both as a whole investment sector and especially for individual artists or works. If such an investment is made and the art and collectibles cannot be resold, or must be resold at a loss, the Company will be materially and adversely effected. In such transaction the Company is relying upon the expertise of its controlling shareholder and President, Joshua Shainberg.

Penny Stock Rules.

     The Company believes its Common Stock will be subject to the Penny Stock Rules promulgated under the Securities Exchange Act of 1934 due to its price being less than $5.00 per share. If the Company were to meet the requirements to exempt its securities from application of the Penny Stock Rules, there can be no assurance that such price will be maintained if a market develops and thus the Penny Stock Rules may come into effect.

     These rules regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

     In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's securities. While the Company's Common Stock remains subject to the Penny Stock Rules, investors may find it more difficult to sell such securities.


Possible Rule 144 Sales.

     A total of 7,686,025 Shares were issued and outstanding as of the date
of the  Memorandum.  As of the date  hereof   7,500,000  shares are  restricted
securities and may be sold in open market transactions in compliance with Rule 144 adopted under the Securities Act, which provides in pertinent part that each Officer, Director and affiliate, after holding the securities for two years, may sell every three months in brokerage transactions an amount equal to the greater of 1% of the Company's outstanding Common Shares or the amount of the average weekly trading volume, if any, during the four weeks preceding the sale. Sales under Rule 144 may have a depressive effect on the price of the Common Shares in the over-the-counter market. (See "Principal Shareholders.") Sales of Shares owned by insiders may have a depressive effect on the price of the Shares in the over-the-counter market. (See "Description of Securities.")


Continued Management Control, Limited Time Availability.

     Management anticipates devoting up to twenty hours per month to the business of the Company. The Company's two officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on either of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."


Lack Of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business which is concentrated in only one industry. Consequently, the Company's activities will be limited to the art industry. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

 Regulation.

     Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company is not engaged in the business of investing or trading in securities. However, the Company currently has a 15% equity stake in Frank Lettau Galleries, and may attempt to gain equity positions in other art related companies. In the event the Company does conclude such transactions, which were to result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs . The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.


Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDING DECEMBER 31, 1997 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999.

     The following discussion relates to the results of our operations to date, and our financial condition:

     This prospectus contains forward looking statements relating to our Company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.

Business activities.

     The Company has been dormant since December 31, 1996 except for an equity investment in the Frank Lettau Galleries, located in New York City. The Company is in the process of expanding its business activities in the purchasing and selling of art and antiques for its own account having learned the business as a result of its business relationship with Frank Lettau Galleries.

     During this period, management has continued to finance is activities through the resources of management and has devoted the majority of its efforts to initiating the process of the preparing market plans to enter the business of purchasing art and antiques, obtaining new customers for sale of consulting services, developing sources of supply, developing and testing its marketing strategy and finding a management team to begin the process of: completing its marketing goals; furthering its marketing research and development for its products; changing the state in which the Company was domiciled from the State of New York to Delaware completing the documentation for the filing of Form 10 with the Securities and Exchange Commission to become a fully reporting Company to the SEC. These activities were funded by the Company's management and investments from stockholders.

     The Company has not yet generated sufficient revenues during its limited operating period of reorganization to fund its ongoing operating expenses, or fund its marketing plans and product development activities. There can be no assurance that development of the marketing plans will be completed and fully tested in a timely manner and within the budget constraints of management and that the Company's marketing research will provide a profitable path to utilize the Company's marketing plans. Further investments into market design and implementation and development, marketing research as defined in the Company's operating plan will significantly reduce the cost of development, preparation, and processing of purchases and orders by enabling the Company to effectively compete in this market place.

     During this reorganization period, the Company has been financed through officer's loans from Joshua Shainberg with the return of its partial investment in the Frank Lettau Galleries.

Results of Operations for the year ended December 31, 1998 as compared to the to December 31, 1997.

     For the year ended December 31, 1998, the Company generated net sales of $-0- as compared to $-0- for the year ended December 31, 1997. The Company's cost of goods sold for the year ended December 31, 1998 was $-0- as compared to $-0- for the year ended December 31, 1997. The Company's gross profit on sales was approximately $-0- for the year ended December 31, 1998 as compared to $-0-for the year ended December 31, 1997.

     The Company's general and administrative costs aggregated approximately $6,203 for the year ended December 31, 1998 as compared to $120,798 for the year ended December 31, 1997 representing an decrease of $120,595. These expenses represent bank charges and the payment of fees to the stock transfer agent and other expenses necessary for the continuation of the business.

Results of Operations for the nine months ended September 30, 1999 as compared to the nine months ended September 30, 1998.

     For the nine months ended September 30, 1999, the Company generated net sales of $-0- as compared to $-0- for the nine months ended September 30, 1998. The Company's cost of goods sold for the nine months ended September 30, 1999 was $-0- as compared to $-0- for the nine months ended September 30, 1998. The Company's gross profit on sales was $-0- for the nine months ended September 30, 1999 as compared to $-0- for the nine months ended September 30, 1998.

     The Company's general and administrative costs aggregated approximately $48,896 for the nine months ended September 30, 1999 as compared to $6,203 for the nine months ended September 30, 1998 representing a increase of $45,140. This increase represents essentially consulting fees paid to Joshua Shainberg for the time spent doing the marketing research, planning and reorganization of the business for its entry into the art and antiques field of business.


Liquidity and Capital Resources.

     The Company decreased cash by $622 at December 31, 1998 to a cash balance of $774 at September 30, 1999. Working capital at December 31, 1998 and September 30, 1999 was negative at $16,379 and $65,275 respectively. For the year ended December 31, 1998 and for the nine months ended September 30, 1999, working capital was provided by management for the payment of expenses. At December 31, 1998 and September 30, 1999, the Company continued to be funded through officer loan balances aggregating $17,001 and $54, 49 respectively.

     Management believes that it will be able to fund the Company through the continuation of the Company's reorganization process until the Company's marketing strategy of entering the art and antique business is in place.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of the Company and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are expected to be seasonal and the continuation and availability of inventory from present and future vendors at prices that will permit the Company to operate at and improved gross profit levels; Federal Securities regulations that may effect the ability the ability for the Company to complete its marketing strategy and a favorable environment in which the Company will conduct its consulting activities.

     Management believes that it will be able to fund the Company through officer loans until the Company has developed the business of the Company and is experiencing positive cash flows.

     Thereafter, if cash generated from operations is insufficient to satisfy the Company's working capital and capital expenditure requirements, the Company may be required to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that such financing, if required, will be available on satisfactory terms, if at all.

         Year 2000 Issues

     The Company has completed its assessment of Year 2000 compliance with respect to its products that are currently being sold to customers and has concluded that all significant products are compliant. With respect to third parties, the Company is in the process of identifying and contacting its significant suppliers to determine the extent to which the Company may be vulnerable to such third parties' failure to address their own year 2000 issues. As a result, the Company's assessment will be substantially dependent on information provided by third parties. The Company expects to materially complete this assessment process by the third quarter of this fiscal year. Based upon the Company's current estimates, additional out-of-pocket costs associated with its Year 2000 compliance are expected to be immaterial. Such costs do not include internal management time, which is not expected to be material to the Company's results of operations or financial condition.

     The Company believes that its most significant risk with respect to Year 2000 issues relates to the performance and readiness status of third parties. As with all manufacturing and wholesale companies, a reasonable worst case Year 2000 scenario would be the result of failures of third parties (including without limitation, governmental entities, utilities and entities with which the Company has no direct involvement) that negatively impact the Company's inventory supply chain or ability to provide products to customers or the ability of customers to purchase products, or events affecting regional, national or global economies generally. The impact of these failures cannot be estimated at this time; however, the Company is considering contingency plans to limit, to the extent possible, the financial impact of these failures on the Company's results of operations. Any such plans would necessarily be limited to matters over which the Company can reasonably control.

Item  3.  DESCRIPTION  OF  PROPERTY

     The Registrant has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of its President, Joshua Shainberg, at 122 E. 42nd Street, New York, NY. at no cost to the Company and the Company expects this arrangement to continue until the Company develops a positive cash flow. This arrangement is a verbal understanding between Mr. Shainberg and the Company's Board of Directors.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of September 30, 1999, by
(i) each Director of the Company,  (ii) each  executive  officer of the Company,
(iii) all directors and executive officers as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.

                                     Shares Beneficially Owned
                                     -------------------------
                                                   Percentage
Directors and Executive Officers      Shares Held   Owned (1)
- --------------------------------      -----------   ---------
Joshua Shainberg (2)
122 East 42nd Street
New York, NY                           6,000,000        78.1%

Abraham Shainberg                      1,500,000(2)     19.5%
Secretary/Treasurer
Director
122 East 42nd Street
New York, NY


As a group                             7,500,000         97.6%
(2 persons)


                                        11


(1) Percentage of ownership is based on 7,686,025 shares of Common Stock issued and outstanding as of December 31, 1999.

(2) Includes 300,000 shares which had been transferred to Furio Maglione but are now being held by the Company's transfer agent pursuant to a court order pending final resolution. See Item 2 of Part II, Legal Proceedings

Item  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS


     The Board of Directors of the Company is comprised of only one class of director. Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of the business experience of each director and executive officer of the Company. Joshua and Abraham Shainberg are brothers.

     The position(s) held by each Officer and Director of the Company are shown on the following table. Each Director has held office since February 10, 1994 and will serve for one year or until the next annual meeting of the Company's Shareholders and until a successor is elected and has qualified. The Company is presently trying to find a third director.

                          Age           Position
Joshua Shainberg         43             President, Director
Abraham Shainberg        46             Secretary, Director

     Joshua Shainberg is President of the Company and has been since January, 1997. He has served as a director since February 10, 1994. Mr. Shainberg has also been engaged is real estate development, primarily in Quebec, Canada, and Florida, since January, 1997. From 1984 to 1996, he also was a stock broker.


     Abraham Shainberg has been the Secretary and Treasurer of the Company and a director since inception. Since February 10, 1994. Mr. Shainberg has been involved as a consultant and entertainment lawyer specializing in motion pictures. He was previously a principal in the Art Gallery of Neuman/Shainberg Galleries. Mr. Shainberg was Public Relations and VP of Marketing for Alperin and Kovant Ad Agency, from August, 1992 to July, 1993 served as Executive Director of The Diamond Dealers Club from June, 1978 to June, 1992. Mr. Shainberg holds a Juris Doctor Degree from Saint Johns University, New York, 1978.

Item  6.  EXECUTIVE  COMPENSATION

     The following table sets forth the compensation paid during the fiscal year ended December 31, 1998, to the Company's Chief Executive Officer and each of the Company's officers and directors. No person received compensation equal to or exceeding $100,000 in fiscal 1998 and no bonuses were awarded during fiscal 1998.


                                         Annual  Compensation               Awards             Payouts
                                   ------------------------------  -------------------------  ---------
                                                           Other                                            All
                                                           Annual   Restricted    Securities               Other
                                                          compen-      Stock      Underlying     LTIP     Compen-
                                                           sation    Award(s)    Options/SAR   Payouts    sation
Name and Principal Position  Year  Salary ($)  Bonus ($)    ($)         ($)          (#)         ($)        ($)
- ----------                   ----  ----------  ---------  -------  -----------  ------------  ---------  --------
Joshua Shainberg
President,
  and
  Director                   1998      -0-                            -0-
                             1997      -0-                        (1) -0-
                             1996      -0-

Abraham Shainberg.
  Director                   1998      -0-                               -0-
  Secretray                  1997      -0-                           (1) -0-
  Treasurer                  1996      -0-


(1) No Board  of Directors' fees have been paid.



Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

TRANSACTIONS  WITH  MANAGEMENT  AND  OTHERS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

CERTAIN  BUSINESS  RELATIONSHIPS

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Item  8.  DESCRIPTION  OF  SECURITIES

     The Company's authorized capital consists of 10,000,000 shares of common stock, $0.001 par value per share, of which 7,686,025 are issued and outstanding. Each holder of record of Common Stock is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

     Holders of outstanding Common Stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders. Holders of outstanding Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares of Class A Common Stock when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND  POLICY

     Holders of Common Stock are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Stock since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

TRANSFER  AGENT

     The Company uses Old Monmouth Stock Transfer Company to act as its transfer agent for its Common Stock. The Company acts as transfer agent for all of its other securities.

INTEREST  OF  NAMED  EXPERTS  AND  COUNSEL

     The financial statements of the Company at December 31, 1998, included in this Disclosure Statement, have been audited by Thomas P. Monahan, P.C. as indicated in their report with respect thereto and are included herein in reliance upon authority of said firm as experts in giving said reports.


CERTAIN TRANSACTIONS

     ICT Technologies, Inc., (the "Company") was formed under the laws of Delaware on May 27, 1999 and is authorized to issue 10,000,000 shares of common stock, $0.001 par value each. The Company was formed to reorganize the business affairs and the domicile of ICT Technologies, Inc., a corporation formed under the laws of New York on February 8, 1994, ("ICT NY"). On February 10, 1994 ICT NY's Board of Directors approved the issuance of 1,490,000 shares to Mr. Shainberg and 10,000 shares to Mr. Joseph Rivieccio, an officer of the company, as consideration for organizational expense, computer equipment and test equipment and services valued at $25,000.

     At that time, the authorized capital of ICT NY was only 200 shares. ICT NY resolved at that meeting to increase the authorized capital to not less than 5,000,000 shares and this was also approved by the shareholders on the same date. On June 29, 1994, ICT NY filed an Amendment to its Certificate of Incorporation changing the Company's authorized capital from 200 no par value common shares to 1,700,000 shares of common stock, each having a par value of $.01. Subsequent thereto on _***____________, the Company further amended its Articles of Incorporation to authorize the issuance of up to 10,000,000 common shares having a par value of $0.001 per share.

PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  for  Common  Stock

     The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "ICTT." The following table sets forth the high and low bid prices as reported by FinancialWeb.com, Inc. for the periods ending September 30, 1999 and prior. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions. As of September 30, 1999 there were 253 shareholders of Common Stock.

                           High              Low
                          -----              ----
1999
-----
Fourth Quarter            $6.00             $1.00
Third Quarter              8.00              3.00
Second Quarter             8.50              2.00
First Quarter              3.75              1.25

1998
-----
Fourth Quarter             3.00              1.00
Third Quarter              3.00              1.25
Second Quarter             3.50              1.00
First Quarter              4.00              1.25

1997
-----
Fourth Quarter             4.85              0.75
Third Quarter             10.00              1.50
Second Quarter             4.50              0.50
First Quarter              4.00              0.75

1996



Dividends

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain all available funds and any future earnings of its business for use in the operation of its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration, payment and amount of future dividends, if any, will depend upon the future earnings, results of operations, financial position and capital requirements of the Company, among other factors, and will be at the sole discretion of the Board of Directors.


Item  2.  LEGAL  PROCEEDINGS

     In May of 1999 the Company and Joshua Shainberg brought a breach of contract suit against Furio Maglione and 9008-9657 Quebec Corp (AKA Gyros) in The United States District Court, District of New Jersey, Docket #C 99 2058
(AMW). As a result of this litigation, 300,000 shares previously held by Mr. Maglione are being held by the Company's transfer agent subject to an order preventing their transfer until further court order. Although Mr. Maglione has not taken any action regarding this matter since the date of the court order, the Company anticipates that he will attempt to regain control of those shares at some point in the future. The Company intends to petition the court to have the shares returned to their original shareholder, Abraham Shainberg, a Director and Treasurer of the Company, at some as of yet undecided point in the future.

     The are no other material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There have been no changes in, and no disagreements with, the Company's public accountants.

Item  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     During the past three years the only sale of securities by the Company was the sale in 1997 to the Company's President, Joshua Shainberg, pursuant to
Section 4(2) of the Securities Act of 1933, as amended, of 6,000,000 shares of the Company's common stock in exchange for debt forgiveness of $180,000. The debt arose from monies due to Mr. Shainberg for consulting services.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's Bylaws, grants indemnification to the Company's officers and directors, present and former, for expenses incurred by them in connection with any proceeding that they are involved in by reason of their being or having been an officer or director of the Company. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

     Insofar as indemnification for liability arising under the Securities Act may be permitted to directors or officers the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer of the Company in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   PART F/S

FINANCIAL STATEMENTS.

     Attached are audited financial statements for the Company for the period ended December 31, 1997. The following financial statements are attached to this report and filed as a part thereof. See pages F-1 through F-8.

1) Table of Contents - Financial Statements
2) Report of Independent Certified Public Accountants
3) Balance Sheet
4) Statement of Operations
5) Statement of Changes in Stockholders' Equity
6) Statement of Cash Flows
7) Notes to Financial Statements

                                  PART IV

ITEM 1.  EXHIBIT INDEX.

EXHIBIT
NUMBER        DESCRIPTION                          LOCATION
-------  ------------------------------  ----------------------------
(2)      Articles of Incorporation
         and Bylaws:

   2.1   Articles of Incorporation       Filed electronically herewith

   2.2   Bylaws                          Filed electronically herewith


(10)(a)  Consents - Experts:

    10.1 Consent of Thomas P. Monahan    Filed electronically herewith

    27   Financial Data Schedule         Filed herewith electronically

                       INDEX TO FINANCIAL STATEMENTS

                           ICT TECHNOLOGIES, INC.


                            FINANCIAL STATEMENTS

                                    with

             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     Report of Independent Certified Public Accountants       F-2

     Financial Statements:

          Balance Sheet                                       F-3

          Statement of Operations                             F-4

          Statement of Changes in  Stockholders'
           Equity                                             F-5

          Statement of Cash Flows                             F-6

          Notes to Financial Statements                       F-7

                          INDEPENDENT AUDITOR'S REPORT


                               THOMAS P. MONAHAN
                                 THOMAS MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (201) 790-8775
                               Fax (201) 790-8845

To The Board of Directors and Shareholders of ICT Technologies, Inc.

I have audited the accompanying balance sheet of ICT Technologies, Inc. as of December 31, 1998 and the related statements of operations, cash flows and shareholders' equity for the years ending December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICT Technologies, Inc. as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the years ending December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that ICT Technologies, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of ICT Technologies, Inc. to continue as a going concern.


                                                     /s/Thomas Monahan
                                                     Thomas P. Monahan, CPA
September 10, 1999
Paterson, New Jersey




                             ICT Technologies, Inc.
                                 BALANCE SHEET

                                       December 31, 1998      September 30, 1999
Assets

Current assets
  Cash                                       $622                 $ 774
                                              ---                  ----
  Current assets                              622                   774

Other assets

Equity Investment                         150,000                150,000
                                          -------                -------
Total other assets                        150,000                150,000
                                          -------                -------
Total assets                             $150,622               $150,774
                                          =======                =======

Liabilities and Stockholders' Equity

Current liabilities
  Accrued expenses                         $6,000                $12,000
  Officer loans                            11,001                 54,049
                                           ------                 ------
  Total liabilities                        17,001                 66,049

Stockholders' equity


  Common Stock authorized  10,000,000 shares, $0.001 Par value each. At December
   31, 1998 and September  30,  1999,there  are  7,686,025 and 7,686,025  shares outstanding
   respectively.                            7,686                 7,686

   Additional paid in capital           1,168,110             1,168,110

   Deficit accumulated during
     development stage                 (1,042,175)           (1,091,071)
                                        ---------             ---------
Total stockholders' equity                133,621                84,725
                                        ---------             ---------
Total liabilities and
  stockholders' equity                   $150,622              $150,774
                                        =========             =========

                                      F-3




                             ICT Technologies, Inc.
                             STATEMENT OF OPERATIONS

                                                  For the nine     For the nine
                       For the      For the       months ended     months ended
                     December 31, December 31,    September 30,    September 30,
                         1997        1998            1998             1999
                                                   Unaudited        Unaudited
                     -----------  -----------     -------------    ----------

Revenue                     $-0-          $-0-             $-0-             $-0-

Costs of goods sold          -0-           -0-              -0-              -0-
                            ----          ----             ----             ----

Gross profit                 -0-           -0-              -0-              -0-

Operations:

 General and
   administrative             798         6,203           6,203            48,896
 Non cash compensation    120,000
 Depreciation                 -0-           -0-             -0-              -0-
                          -------         -----           -----            ------
  Total expense           120,798         6,203           6,203            48,896

Net loss                $(120,798)      $(6,203)        $(6,203)         $(48,896)
                         ========         =====           =====            ======


Net income (loss)
  per share -basic       $(0.02)         $(0.00)         $(0.00)          $(0.05)
                          =====           =====            ====             ====
Weighted average
Number of shares
outstanding-basic       7,686,025     7,686,025        7,686,025        7,686,025
                        =========     =========        =========        =========


                                      F-4




                             ICT Technologies, Inc.
                             STATEMENT OF CASH FLOWS


                                                  For the nine     For the nine
                       For the      For the       months ended     months ended
                     December 31, December 31,    September 30,    September 30,
                         1997        1998            1998             1999
                                                   Unaudited        Unaudited
                       -----------  -----------     -------------    ----------

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)      $(120,798)     $(6,203)        $(6,203)         $(48,896)
Non cash compensation    120,000
Depreciation               -0-           -0-             -0-              -0-
Changes in operating
 assets and liabilities
  Accrued liabilities                   6,000           6,000             6,000
                        --------        -----          ------            ------
TOTAL CASH FLOWS
 FROM OPERATIONS            (798)        (203)           (203)          (42,896)


CASH FLOWS FROM FINANCING ACTIVITIES

 Officer loan payable   (179,486)         792             236            43,048
 Sale of common stock    180,000
                         -------         ----          ------            ------
TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES        514          792             236            43,048

NET INCREASE
(DECREASE) IN CASH          (284)         589             (33)              152

)
CASH BALANCE
 BEGINNING OF PERIOD         317           33              33               622
                          ------         ----             ---             -----
CASH BALANCE END OF PERIOD   $33         $622            $-0-              $774
                          ======         ====             ===             =====

Non cash activities

Issuance of shares of
common stock in
consideration for
consulting fees          120,000

                                      F-5



                              ICT Technologies, Inc.
                       STATEMENT OF STOCKHOLDERS EQUITY


                                                   Additional
                                                   paid in     Deficit accumulated
Date                   Common Stock   Common Stock  capital     development stage     Total

Open balances
 January 1, 1997         1,686,025      $1,686     $ 994,110      $(915,174)        $80,622


Issuance of shares
 in consideration for
 accrued salary and
expenses paid on
behalf of the Company    6,000,000       6,000      $174,000                        180,000
Net loss                                                           (120,798)       (120,798)
                         ---------       -----     ---------       --------         -------
Balances
December 31, 1997        7,686,025       7,686     1,168,110     (1,035,972)        139,824


Net loss                                                             (6,203)         (6,203)
                         ---------       -----     ---------       --------         -------
Balances
December 31, 1998        7,686,025       7,686     1,168,110     (1,042,175)        133,621


Unaudited
Net loss                                                            (48,896)        (48,896)
                         ---------       -----     ---------       --------         -------
Balances
September 30, 1999       7,686,025      $7,686     $1,168,110   $(1,091,071)        $84,725
                         =========       =====      =========    ==========          ======




                                      F-6


                              ICT Technologies, Inc.
                           NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

Note 1. Organization of Company and Issuance of Common Stock

a. Creation of the Company

         ICT Technologies, Inc., (the "Company") was formed under the laws of Delaware on May 27, 1999 and is authorized to issue 10,000,000 shares of common stock, $0.001 par value each.

b. Description of the Company

The Company was formed to reorganize the business affairs and the domicile of ICT Technologies, Inc., a corporation formed under the laws of New York on February 8, 1994, ("ICT NY"). The Company has an equity ownership in the Frank Lettau Galleries, Inc., New York, New York and desires to expand the relationship and buy and sell investment grade art and antiques for its own account.

c. Issuance of Shares of Common Stock

In 1997, the Company sold 6,000,000 shares of common stock for $0.03 per share to Joshua Shainberg in Consideration for an offset of $120,000 in monies due Mr. Shainberg and $60,000 in consulting fees due Mr. Shainberg.

Note 2-Summary of Significant Accounting Policies

a. Basis of Financial Statement Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,091,071 for the period from inception of ICT NY February 8, 1994, to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. To date the Company's day to day expenses are being paid by the officers of the Company. The Company is seeking to develop business activities relating to the buying and selling of art and antiques. The Company has an equity interest in an art and antique dealer in New York City and is seeking to expand its business activities. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source of inventory of art and antiques and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

The financial statements presented consist of the balance sheet of the Company as at December 31, 1998 and the related statements of operations and cash flows for the years ending December 31, 1997 and 1998. The unaudited financial statements presented consist of the balance sheet of the Company as at September 30, 1999 and the related statements of operations and cash flows for the six months ended September 30, 1998 and 1999.

b. Cash and cash equivalents

         The  Company  treats  cash   equivalents   which   includes   temporary
investments with a maturity of less than three months as cash.

c. Revenue recognition

Revenue is recognized when products are shipped or services are rendered.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Significant Concentration of Credit Risk

At December 31, 1998 and September 30, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

f. Recent Accounting Standards

    Accounting for Derivative Instruments and Hedging Activities Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

    Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

    In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer
Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

g.  Unaudited financial information

    In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of September 30, 1999 and the results of its operations and its cash flows for the nine months ended September 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note 3 - Reorganization of the Company

         On June 30, 1999, the Company exchanged on a one for one basis shares of its common stock for all the issued and outstanding shares of common stock of ICT NY. The transaction has been accounted for as a transfer and is accounted for as if a pooling of interests had occurred using historic costs with the recording of the net assets acquired at their historical book value with restatement of periods prior to the reorganization on a combined basis.

Note 4 - Equity Investment

In 1995, the Company advanced Frank Lettau Galleries ("Gallery") of New York, New York $300,000. As of December 31, 1995, the Company used this amount as the purchase price of a 15% equity interest in the Gallery. In 1996, the Company received a return of $150,000 by Frank Lettau and reduced the value of its equity interest to $150,000 while still maintaining its 15% equity interest.


Note 5 - Related Party transactions

a. Issuance of  Shares of Common Stock

In 1997, the Company sold 6,000,000 shares of common stock for $0.03 per share to Joshua Shainberg in Consideration for an offset of $120,000 in monies due Mr. Shainberg and $60,000 in consulting fees due Mr. Shainberg.

b. Office Location

The Company occupies office space at the office of the President located at 122 East 42nd Street, 17th Floor, New York, New York 10168 for a monthly rental of $250.

c. Corporate Relationships

Joshua Shainberg, President of the Company and Abraham Shainberg, Secretary Treasurer of the Company are brothers.

Note 6 - Commitments and Contingencies


At December 31, 1998 and September 30, 1999, the Company has not entered into any contracts or commitments.

Note 7 - Income Taxes

The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998 and September 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

At September 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $1,091,071. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

The components of the net deferred tax asset as of September 30, 1998 are as follows:

         Deferred tax asset:
                  Net operating loss carry forward         $ 370,964
                  Valuation allowance                      $(370,964)
                                                             --------
                  Net deferred tax asset                   $     -0-

The Company recognized no income tax benefit for the loss generated in the period from inception, February 8, 1994, to September 30, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note 8 -  Business and Credit Concentrations

The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ICT TECHNOLOGIES, INC.


Date:  January 25, 2000           By:/s/Joshua Shainberg
                                      Joshua Shainberg, President and Director


Date:  January 25, 2000           By:/s/Abraham Shainberg
                                      Abraham Shainberg, Secretary,
                                       Treasurer and Director

EX-2.1
ARTICLES OF INCORPORATION

                          Certificate of Incorporation
                                       Of
                             ICT Technologies, Inc.

FIRST:    The name of the corporation is: ICT Technologies, Inc.

SECOND: The address of the registered office of the corporation in the State of Delaware is located at 9 East Lookerman St., SUite 205, Treadway Towers, Dover, DE 19901, County of Kent. The name of the registered agent at that address is Business Filings International, Inc.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is ten million shares of common stock having one tenth of a cent ($.001) par value.

FIFTH: A director of the corporation shall not be liable to the corporation or the stockholders for monetary damages for breach of fiduciary duty as a director of this corporation to the fullest extent of the laws of Delaware.

SIXTH:    The  name  and  address  of  the   incorporator  is  Business  Filings
          Incorporated, 214 North Henry, Suite 201, Madison, WI 53703.

SEVENTH:  The name and address of the initial director of the corporation is:
          Joshua Shainberg, 156 Main St., Hackensack, NJ 07601.

I, the undersigned, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file, and record this Certificate of Incorporation and do certify that the facts herein are true.



/s/Richard Oster
------------------------------
Richard Oster, Vice-President
Business  Filings Incorporated                    Dated: May 27, 1999






                                                       State of Delaware
                                                       Secretary of State
                                                    Division of Corporations
                                                   Filed 04:30 PM 05/27/1999
                                                       991213672-3048457

EX-2.2
ARTICLES OF INCORPORATION


                                          BY-LAWS OF ICT TECHNOLOGIES, INC.


                                                 ARTICLE I - OFFICES

     1. The registered office of the corporation shall be as designated in the Certificate of Incorporation of ICT Technologies, Inc. (hereinafter referred to as "ICT" or the "corporation"), unless changed by resolution of the corporation's Board of Directors.
     2. The corporation may also have offices at such other places as-the Board of Directors may from time to time appoint or the business of the corporation may require.
                                                  ARTICLE II - SEAL
     1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".
                                         ARTICLE III - SHAREHOLDERS' MEETING
     1. Meetings of the shareholders shall be held at the office of the corporation at 17th Floor, 122 E. 42nd Street, NY, NY 10168, or at such other place or places, either within or without the State of Delaware, as may from time to time be selected.
     2. The annual meeting of the shareholders, shall be held on the second Saturday of February in each year, if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock a.m. when they shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting. If the annual meeting shall not be called and held during any calendar year, any shareholder may call such meeting at any time thereafter.
     3. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast on the particular matter shall constitute a quorum for the purpose of considering such matter, and, unless otherwise provided by statute, the acts, at a duly organized meeting, of the shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present are entitled to cast shall be the acts of the shareholders. The shareholders present at a duly organized meeting can continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Adjournment, or adjournments, of any annual or special meeting may be taken but any meeting at which directors are to be elected shall be adjourned only from day to day, or for such longer periods not exceeding fifteen days each, as may be directed by shareholders who are present in person or by proxy and who are entitled to cast at least a majority of the votes which all such shareholders would be entitled to cast at an election of directors until such directors have been elected. If a meeting cannot be organized because a quorum has not attended, those present may, except as otherwise provided by statute, adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election of directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

         4. Every shareholder entitled to vote at a meeting of shareholders, or to express consent or dissent to corporate action in writing without a meeting, may authorize another person or persons to act for him by proxy. Every proxy shall be executed in writing by the shareholders, or by his duly authorized attorney in fact, and filed with the Secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any other provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the Secretary of the corporation. No unrevoked proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy, unless coupled with an interest be voted on after three years from the date of its execution. A proxy shall not be revoked by the death or incapacity of the maker unless before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the Secretary of the corporation. A shareholder shall not sell his vote or execute a proxy to any person for any sum of money or anything of value. A proxy coupled with an interest shall include an unrevoked proxy in favor of a creditor of a shareholder and such proxy shall be valid so long as the debt owed by him to the creditor remains unpaid. Elections for directors need not be by ballot, except upon demand made by a shareholder at the election and before the voting begins. Cumulative voting shall not be allowed. No share shall be voted at any meeting upon which any installment is due and unpaid.

     5. Written notice of the annual meeting shall be given to each shareholder entitled to vote thereat, at least five (5) days prior to the meeting.
     6. In advance of any meeting of shareholders, the Board of Directors may appoint judges of election, who need not be shareholders, to act at such meeting or any adjournment thereof. If judges of election be not so appointed, the chairman of any such meeting may, and on the request of any shareholder or his proxy shall, make such appointment at the meeting. The number of judges shall be one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares present and entitled to vote shall determine whether one or three judges are to be appointed. On request of the chairman of the meeting, or of any shareholder or his proxy, the judges shall make a report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them. No person who is a candidate for office shall act as a judge.
      7. Special meetings of the shareholders may be called at any time by the President, or the Board of Directors, or shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after the receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.
     8. Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all shareholders.entitled to vote are present and consent.
     9. Written notice of a special meeting of shareholders stating the time and place and object thereof, shall be given to each shareholder entitled to vote thereat at least five (5) days before such meeting, unless a greater period of notice is required by statute in a particular case.
     10. The officer or agent having charge of the transfer books shall make at least five days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be subject to inspection by any shareholder, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this state, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy, at any meeting of shareholders.

                                               ARTICLE IV - DIRECTORS
     1. The business of this corporation shall be managed by its Board of Directors, which shall initially be composed of a sole member, but which may be increased up to eleven members. The directors need not be residents of this state or shareholders in the corporation. They shall be elected by the shareholders, at the annual meeting of shareholders of the corporation, and each director shall be elected for the term of one year and until his successor shall be elected and shall qualify. Whenever there are three or more shareholders, there must be at least three directors. The number of directors may be increased or decreased within the limits set forth hereinabove by majority vote of the Board of Directors. In the event that a vacancy occurs on the Board of Directors, the remaining directors may fill that vacancy by appointing by majority vote a replacement director who shall serve until his successor is elected and qualified.
     2. In addition to the powers and authorities by these ByLaws expressly conferred upon them, the Board may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles or by these ByLaws directed or required to be exercised or done by the shareholders.
         3. The meetings of the Board of Directors may be held at such place within this state, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting.
     4. Each newly elected Board may meet at such place and time as shall be fixed by the shareholders at the meeting at which such directors are elected and no notice shall be necessary to the newly elected directors in order legally to constitute the meeting, or they may meet at such place, and time as may be fixed by the con ent in writing of all directors.
     5. Regular meetings of the Board shall be held without notice on the second Saturday in February of each year at 10:30 a.m. at the registered office of the corporation, or at such other time and place as shall be determined by the Board.
     6. Special meetings of the Board may be called by the President on five days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.
     7. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, and the Acts of a majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any action which may be taken at a meeting of the directors may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the directors and shall be filed with the Secretary of the corporation..
     8. Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.
                                                ARTICLE V - OFFICERS
     1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choose a Vice President and such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board. Any number of offices may be held by the same person. It shall not be necessary for the officers to be directors.
      2. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.
     3. The officers of the corporation shall hold office for one year and until their-successors are chosen and have qualified. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board oi Directors whenever in its judgment the best interests of the corporation will be served thereby.
     4. The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation.
     5. The Secretary shall attend all sessions of the Board and all meetings of the shareholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose; and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.
     6. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as


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Treasurer and of the financial condition of the corporation.
                                            ARTICLE VI   VACANCIES
     1. If the office of any officer or agent, one or more, becomes vacant for any reason, the Board of Directors may choose a successor or successors, who shall hold office for the unexpired term in respect of which such vacancy occurred.
     2. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board though less than a quorum, and each person so elected shall be a director until his successor is elected by the shareholders, who may make such election at the next annual meeting of the shareholders or at any special meeting duly called for that purpose and held prior thereto.
                 ARTICLE VII   CORPORATE RECORDS
     1. There shall be kept at the registered office or prin-cipal place of business of the corporation an, original or duplicate record of the proceedings of the shareholders and of the directors, and the original or a copy of its By-Laws, including all amendments or alterations thereto to date, certified by the Secretary of the corporation. An original or duplicate share register shall also be kept at the registered office or principal place of business or at the office of a transfer agent or registrar, giving the names of the shareholders, their respective addresses and the number and classes of shares held by each.
     2. Every shareholder shall, upon written demand under oath stating the purpose thereof, have a right to examine, in person or


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by agent or  attorney,  during  the usual  hours  for  business  for any  proper purpose, the share register, books or records of account, and records of the proceedings of the shareholders and directors, and make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the corporation at or at its principal place of business.
                           ARTICLE VIII - SHARE CERTIFICATES, DIVIDENDS, ETC.
         1. The share certificates of t@e corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and Secretary.
     2. Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.
     3. The Board of Directors may fix a time, not more than fifty days, prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into


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effect, as a record date for the  determination of the shareholders  entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or, to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period, and in such case, written or printed notice thereof shall be mailed at least ten days before the closing thereof to each shareholder of record at the address appearing on the records of the corporation or supplied by him to the corporation for the purpose of notice. While the stock transfer books of the corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders' meeting, transferees of shares which are transferred on the books of the corporation within ten days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.
      4. In the event that a share certificate shall be lost, destroyed or mutilated, a new certificate may be issued therefor


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upon such terms and indemnity to the corporation as the Board of
Directors may prescribe.
     5. The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Articles of Incorporation.
     6. Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                                        ARTICLE IX MISCELLANEOUS PROVISIONS
         1. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.
     2. The fiscal year shall begin in the first day of January each year.

      3. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice.


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If the notice is sent by mail or by  telegraph,  it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business, to be transacted.
     4. Whenever any written notice is required by statute, or by the Articles or By-Laws of this corporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.
     5. One or more directors or shareholders may participate in a meeting of the Board, of a committee of the Board or of the shareholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
     6. Except as otherwise provided in the Articles or ByLaws of this corporation, any action which may be taken at a meeting of


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the  shareholders or of a class of shareholders  may be taken without a meeting, if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation.
     7. Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.
                                    ARTICLE X   ANNUAL STATEMENT
         1. The President and Board of Directors shall present at each annual meriting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Detectors shall deem advisable and need not be verified by a certified public accountant.
                                    ARTICLE XI   AMENDMENTS
     1. These By-Laws may be amended or repealed by the vote of the directors entitled to cast at least a majority of the votes


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which all  directors  are  entitled to cast  thereon,  at any regular or special meeting of the directors, duly convened after notice to the directors of that purpose.



         The By-Laws set forth hereinabove were adopted by the Board of Directors of ICT Technologies, Inc. at its organizational meeting on May 28, 1999. I hereby certify that this is a true and exact copy of said By-Laws.

                                                      /s/Abraham Shaiberg
                                                     ---------------------------
                                                     Abraham Shaiberg
                                                     Corporate Secretary



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